January 20, 2016

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Separate Account – I ("Registrant")
File Nos. 333-183048 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 24 under the Securities Act of 1933, and Amendment No. 533 under the Investment Company Act of 1940, to the registration statement (the "Amendment").  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectuses contained in the Amendment include changes to the Fees and Expenses Tables and associated footnotes, in connection with previous discussions with the Commission Staff reviewer, and other miscellaneous changes as reflected in the marked copies of the prospectuses referenced below.

Please note that other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Perspective II prospectus and combination prospectus (Perspective II and Perspective L Series) marked to show the above changes.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata